

05040677

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington D.C. 20549

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.UAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LAFAYETTE INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADREDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 FIFTEENTH, N.W., SUITE 825

(No. and Street)

WASHINGTON	**DC**	**20005**
(City)	(State)	(Zip Code)



SEC MAIL
PROCESSING
RECEIVED
FEB 0 3 2005
152
WASH, D.C.
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE JUDGE **(202) 628 - 1455**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

KAISER, SCHERER & SCHLEGEL, PLLC

(Name – *if individual, state, last, first, middle name*)

1410 SPRING HILL RD., SUITE 400	**MCLEAN**	**VA**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON
FINANCIAL



RECD S.E.C.
MAR - 3 2005
528

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE JUDGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

LAFAYETTE INVESTMENTS, INC., as of

DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VICE PRESIDENT

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession of Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lafayette Investments, Inc.

Report and Statements of
Financial Condition
December 31, 2004 and 2003

Kaiser Scherer & Schlegel, PLLC

Lafayette Investments, Inc.

Table of Contents

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

To the Board of Directors and Shareholders
Lafayette Investments, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **Lafayette Investments, Inc.** (a Delaware corporation) as of December 31, 2004 and 2003. These financial statements are the responsibility of the **Lafayette Investments, Inc.'s** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of **Lafayette Investments, Inc.** as of December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.



January 24, 2005

Lafayette Investments, Inc.

Statements of Financial Condition

December 31,	2004	2003
Assets		
Cash and cash equivalents	$ 990,974	$ 1,126,663
Receivable from clearing broker	176,890	126,962
Securities owned (Note 4)		
Marketable, at market value	4,777,422	5,251,152
Not readily marketable, at estimated fair value	3,070	2,845
Fixed assets, net (Note 3)	42,526	63,110
Other assets	139,952	119,763
Total assets	$ 6,130,834	$ 6,690,495
Liabilities and Shareholders' Equity		
Liabilities		
Payable to clearing broker (Note 5)	$ 4,752,693	$ 5,225,697
Accounts payable, accrued expenses and other liabilities	173,984	251,840
Deferred income taxes (Note 8)	2,804	6,971
Total liabilities	4,929,481	5,484,508
Shareholders' equity (Notes 10 and 11)		
Common stock, $.01 par value; 10,000 authorized, 637 shares issued and outstanding	6	6
Paid in capital	375,583	375,583
Retained earnings	825,764	830,398
Total shareholders' equity	1,201,353	1,205,987
Total liabilities and shareholders' equity	$ 6,130,834	$ 6,690,495

The accompanying notes are an integral part of these financial statements.

1. Organization

Lafayette Investments, Inc. ("Lafayette") was incorporated in March 1988, under the laws of the state of Delaware. Lafayette, which is registered under the Securities Exchange Act of 1934 as a broker-dealer, introduces and forwards all customer accounts to a broker who clears the accounts on a fully disclosed basis. Lafayette is also a registered investment adviser under the Investment Advisers Act of 1940.

Lafayette has offices in Washington, DC and Ashton, MD. Effective March 2005, the Washington, DC office is relocating to Bethesda, MD.

Lafayette is engaged in two lines of business: one, as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions, and also provides fee-based investment advisory services.

2. Significant Accounting Policies

Securities Transactions

Lafayette uses the trade date basis of accounting for securities transactions and the related revenues and expenses.

Marketable securities are reported at market value and securities not readily marketable are reported at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are recognized and billed quarterly.

2. Significant Accounting Policies (continued)

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the valuation of investment securities and fixed assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents

Lafayette considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are principally held on deposit with Lafayette's clearing broker. Cash, cash equivalents and deposits are carried at cost which approximates fair value.

Depreciation

Fixed assets consist of furniture, equipment, software and leasehold improvements. Depreciation of furniture and computer equipment is recorded on an accelerated basis over a seven-year life and five-year life, respectively. Software is amortized on a straight-line basis over three years. Leasehold improvements are amortized on a straight-line basis over five years.

Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and Equipment

Property and equipment consists of the following:

December 31,	**2004**	2003
Furniture and fixtures	**$ 80,611**	$ 80,611
Office equipment	**68,036**	68,036
Computer hardware	**59,109**	55,350
Computer software	**42,875**	42,875
Leasehold improvements	**24,259**	24,259
Fixed assets, at cost	**274,890**	271,131
Accumulated depreciation and amortization	**(232,364)**	(208,021)
Fixed assets, net	**$ 42,526**	$ 63,110

Depreciation and amortization expense for the years ended December 31, 2004 and 2003 was $24,343 and $29,622, respectively.

4. Securities Owned

Marketable securities owned consist of trading and investment securities and are carried at quoted market values. The marketable securities balance includes the following:

December 31,	**2004**	2003
State and municipal obligations	**$ 4,777,422**	$ 5,251,152
	$ 4,777,422	$ 5,251,152

Securities not readily marketable include investment securities which are restricted for sale, not listed on an exchange or for which there is no independent publicly quoted market.

5. Payable to Clearing Broker

Lafayette's clearing broker provides financing, collateralized by state and municipal obligations and corporate bonds, at the broker call rate of 3.50% at December 31, 2004 and 2.25% at December 31, 2003. Lafayette earns interest on the bonds during the period in which they are held in inventory.

6. Related Parties

Certain shareholders of Lafayette are also members of Lafayette Equity, LLC, which is the general partner of Lafayette Equity Fund, L.P., an investment partnership formed in 2000. Lafayette received reimbursements of administrative costs totaling $6,000 and $18,000 during the years ended December 31, 2004 and 2003, respectively, from Lafayette Equity, LLC.

7. Income Taxes

The provision for income taxes differs from the amount that would be obtained by applying Federal statutory rates primarily due to the difference in accounting for depreciation expense on a tax basis, non-deductible meals and entertainment, and interest revenue earned on U.S. Treasury securities which is not taxed at the local level. Deferred income taxes are the result of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis, and mainly related to differences between the basis of fixed assets and investments for financial and income tax purposes.

A net operating loss carryforward of approximately $85,000 was used to offset District of Columbia taxable income for the year ended December 31, 2003. No carryforwards remained at December 31, 2003.

7. Income Taxes (continued)

The provision for income tax expense (benefit) consists of the following:

Year ended December 31,	**2004**	2003
Current provision:		
Federal	**$ 5,998**	$ 46,428
State	**1,381**	9,603
Net current income tax provision	**7,379**	56,031
Deferred income tax provision (benefit):		
Federal	**(2,917)**	(37,542)
State	**(1,250)**	(4,054)
Net deferred income tax provision (benefit)	**(4,167)**	(41,596)
Total income tax provision	**$ 3,212**	$ 14,435

8. Employee Retirement Plans

Lafayette maintains a 401(k) Profit Sharing Plan which covers substantially all employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Pension expense for the years ended December 31, 2004 and 2003 was approximately $106,000 and $117,600, respectively. At December 31, 2004 and 2003, Lafayette had a liability for employer contributions of approximately $106,000 and $113,000, respectively.

9. Net Capital Requirements

Lafayette is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, Lafayette had net capital of $793,228, which was $693,228 in excess of its required net capital of $100,000. Lafayette's aggregate ratio of indebtedness to net capital at December 31, 2004 was 0.22 to 1.

10. Stock Options

On February 5, 1996, Lafayette granted an option to an employee to purchase 50 shares of common stock at $900 per share, the approximate fair value at the date of grant. The options were fully vested at December 31, 2004 and 2003 and may be exercised within a ten year period from date of grant as long as the optionee remains employed at Lafayette.

In 1997, Lafayette adopted the 1997 Stock Option Plan (the 1997 Plan). The maximum number of shares that may be optioned and sold under the 1997 Plan is 1,113. The 1997 Plan will have a term of ten years. Options granted under the 1997 Plan can have an exercise period of up to ten years. The 1997 Plan provided for the grant of stock options to employees and consultants of Lafayette. Pursuant to the 1997 Plan, options may be incentive stock options within the meaning of Section 442 of the Code or nonstatutory stock options, although incentive stock options may be granted only to employees. Unless determined otherwise by the Plan Administrator, all options are nontransferable.

During 1998, Lafayette granted options to employees to purchase 200 shares at an exercise price of $1,668 per share. The exercise price approximated the fair market value at the date the options were granted. The options vested one-third at the date of grant and the remaining two-thirds vest ratably over a five year period. The options may be exercised within ten years from the date of grant.

	Options	Weighted Average Price
Balance at December 31, 2002	250	$ 1,514.40
Granted	-	-
Forfeited	-	-
Balance at December 31, 2003	250	1,514.40
Granted	-	-
Forfeited	-	-
Balance at December 31, 2004	250	$ 1,514.40
Stock options vested at December 31, 2004	250	$ 1,514.40

10. Stock Options (continued)

The outstanding stock options at December 31, 2004 have a weighted average contractual life of 3.083 years.

Lafayette has elected to account for the 1997 Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, no compensation expense has been recognized for the stock options.

Had compensation expense for the 1997 Plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net income for the years ended December 31, 2004 and 2003 would have been:

Years ended December 31,	**2004**	2003
Net income (loss), as reported	$ **(4,634)**	$ 35,405
Stock based employee compensation cost, as reported	-	-
Stock based employee compensation cost, as if fair value-based method had been applied, net of related tax effects	-	(5,768)
Pro forma net income (loss), as if fair value-based method had been applied	$ (4,634)	$ 29,637

11. Concentration of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12. Commitments

Lafayette leases office space, equipment and access to financial data under various operating lease agreements. Lafayette incurred expenses of $454,243 in 2004 and $443,490 in 2003 relating to operating leases.

Following is a summary of minimum annual lease commitments as of December 31, 2004:

Year ended December 31,	
2005	$ 189,799
2006	150,817
2007	126,133
2008	101,762
2009 and thereafter	118,722
	$ 687,233